TEMPORARY EXPENSE LIMITATION AGREEMENT

This AGREEMENT is made in Boston, Massachusetts, as of the 29th day of April, 2022, between Longleaf Partners Fund (the “Fund”), the first series of LONGLEAF PARTNERS FUNDS TRUST, a Massachusetts business trust, and SOUTHEASTERN ASSET MANAGEMENT, INC., a Tennessee corporation (hereinafter referred to as “the Investment Counsel.”).

In consideration of the mutual covenants herein made, the Fund and the Investment Counsel understand and agree as follows:

1. Recitations.

The Board of Trustees of the Fund and the Investment Counsel previously agreed to implement an expense cap beginning August 12, 2019 and continuing through October 31, 2021, and would like to extend that date to April 30, 2023.

2. Temporary Fee Cap.

The Investment Counsel and the Fund hereby agree that effective August 12, 2019, the Investment Counsel shall waive its fees and/or reimburse expenses so that total annual fund operating expenses (excluding interest, taxes, brokerage commissions, and extraordinary expenses) do not exceed .79% of average daily net assets. Amounts waived and/or reimbursed shall not be subject to recoupment by the Investment Counsel. This expense cap shall terminate April 30, 2023, unless the Investment Counsel agrees to an extension.

IN WITNESS WHEREOF, the parties have executed this Temporary Expense Limitation Agreement as of the 29th day of April, 2022.

Southeastern Asset Management, Inc.			Longleaf Partners Fund

By:	/s/ Ross Glotzbach	By:	/s/ Mars Child
	Ross Glotzbach		Margaret H. Child
	CEO		Trustee